SCHEDULE A
to the Investment Advisory Agreement

(as amended on June 14, 2016, to reflect a reduction in the fee rate, effective as of June 28, 2016)

Series or Fund of Advisors Series Trust	Annual Fee Rate as a Percentage of Average Daily Net Assets
Wasmer Schroeder High Yield Municipal Fund	0.70%